EXHIBIT 99.1

Almaden Announces Selection by United Nations UNECE for Mining Pilot Project in Coordination with Mexican Ministry of the Economy

VANCOUVER, British Columbia, July 06, 2022 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to report that the Ixtaca project has been selected to be included in a pilot project conducted by the United Nation’s (UN) Expert Group on Resource Management in coordination with Mexico’s Ministry of Economy.

The purpose of the pilot project is to explore how the application of standards such as those of the UNFC (United Nations Framework Classification) and the UNRMS (United Nations Resources Management System – see below) may help strengthen activities with different stakeholders and encourage the achievement of the UN’s Sustainable Development Goals1.

Almaden initially expressed its interest in being part of this project in 2021, and after a site visit and several presentations on the project, the UN group of experts on sustainable resource management have agreed that Ixtaca meets the general criteria to be considered in the work to be carried out in this pilot project. The project will be managed through the UN´s Centre of Excellence in the Sustainable Management of Resources for Mexico and Latin America in coordination with the Extractive Activities Unit at the Ministry of Economy.

Duane Poliquin, Chair of Almaden, stated “We are very pleased to have been selected for this pilot project. We believe this project dovetails very well with the standards to which we intend to complete our environmental permit submission, and the ongoing Human Rights Impact Assessment at the project. We are proud to be able to contribute to Mexico’s efforts to introduce standards and procedures which reinforce the UN Sustainable Development Goals”.

1 https://sdgs.un.org/goals

About the United Nations Framework Classification and the United Nations Resources Management System

The United Nations Framework Classification for Resources (UNFC) and the United Nations Resource Management System (UNRMS) are frameworks developed by experts from government, industry, the financial sector, and academia to bring in the required rigor in the sustainable management of all resources. UNRMS is a globally applicable system that can be applied to petroleum, mineral, renewable energy, nuclear fuels, injection projects, and anthropogenic resource endowments. Rather than tracking a single metric of volumes or quantities that can be produced and the profits, UNRMS considers a range of socio-economic, technological, and knowledge factors that are important for the sustainable development of each project. The UNRMS guiding principle is to make resource management entirely in alignment with the 2030 Agenda for Sustainable Development and see how resource production can contribute to each of the 17 Sustainable Development Goals (SDGs).

About the International Centres of Excellence on Sustainable Resource Management-ICE-SRM -Mexico Latin America

The International Centres of Excellence on Sustainable Resource Management will strengthen the sustainability and financial resilience of the resource management sectors. The focus will be on the development of a financially profitable, competitive, and resilient, resource management sector in the region as well as the core vision of “Resources for Sustainable Development.” The system will ensure actions that are required to promote acceptability among stockholders and stakeholders. Resource management, when undertaken through the UNRMS framework, will bring good social, environmental, and economic outcomes in Latin America, and in Mexico as the leader of the project.

UNRMS is being applied to continental frameworks in Europe and Africa, and national implementations are witnessed in many countries, such as China, India, Russia, and Ukraine. In 2019, a large-scale project (pilot project), led by the National Hydrocarbons Commission (CNH) in coordination with the Ministry of Energy (SENER) and the Safety, Energy and Environment Agency (ASEA), was implemented in Mexico.

International Centres of Excellence on Sustainable Resource Management (ICE-SRM)2 is a collaborative network of organizations focused on supporting the sustainable management of the resources needed for development in line with the 2030 Agenda for Sustainable Development and the Paris Climate Agreement. The centres are conceived to provide – in full compliance with the adopted United Nations standards and guidelines – policy support, technical advice and consultation, education, training, dissemination, and other critical activities for stakeholders involved in the sustainable development of extractive industries and energy.

Each centre will promote within its activity footprint the global deployment of the United Nations Framework Classification for Resources (UNFC) and the United Nations Resource Management System (UNRMS) to describe the resources needed for the attainment of the 2030 Agenda for Sustainable Development and support their management.

The centre for Mexico and Latin America is led by Ulises Neri, a member of the Expert Group on Resource Management. Neri studied petroleum engineering at the National Autonomous University of Mexico (UNAM, where he is also a professor), has a master's degree from the French Petroleum Institute, and doctoral studies at the Paris business school. His professional experience began at Schlumberger, carrying out projects in Latin America. Later, he joined the National Hydrocarbons Commission where he served as director of reserves, director of measurement, and head of the extraction unit. He also held a diplomatic position, representing Mexico in international organizations, such as the OECD, the IEA, the UN, and OPEC. From 2019 to 2021, he was Director General of Promotion of Productive Chains in the energy sector in the National Content Unit of the Ministry of Economy.

2 https://unece.org/ice-srm-0

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the timing of the official notification of the decision to the Company, whether the final decision of the SCJN will be modified and differ from the draft, the nature of any such modifications, the timing and procedures for any consultation by the Ministry of the Economy with indigenous communities and the timing and procedures for the Ministry of the Economy to re-issue mineral titles to Almaden.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process with indigenous communities and judicial decisions thereon; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process with indigenous communities and potential litigation in respect thereof; political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/